                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                          ENVIRODYNE INDUSTRIES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   294037205
________________________________________________________________________________
                                 (CUSIP Number)

                          Joseph L. von Rosenberg III
       Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                        1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 13, 1997
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                               Page 1 of 4 Pages

INTRODUCTORY NOTE.

                 This Amendment No. 9 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7 and 8 to Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997, April 18, 1997, April 23,
1997, April 29, 1997, May 14, 1997 and May 16, 1997, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 to the Schedule 13D is hereby supplemented as follows:

         Following the 1997 Annual Meeting of Stockholders of the Issuer on May 16, 1997, Zapata's May 14, 1997 proposal for a merger transaction with the Issuer terminated in accordance with the terms of the proposal, as a result of Zapata's slate of nominees for the Issuer's board of directors not having been elected at the Annual Meeting.

         On June 13, 1997, Zapata sent a letter to F. Edward Gustafson, Chairman, President and Chief Executive Officer of the Issuer, in response to a proposal by HK Acquisitions Corporation to purchase the outstanding shares of Common Stock of the Issuer. The letter states Zapata's position that the Issuer's board of directors should obtain the highest possible price for the Issuer. The letter also states Zapata's belief that the Issuer should put itself up for sale and engage a major nationally recognized investment banking firm to assist in maximizing shareholder value under circumstances that will establish a level playing field, and that under such circumstances Zapata would give serious consideration to making a higher offer for the Issuer. Zapata's letter also urged the Issuer, as part of any sales process, to put the eventual proceeds of its recent $102 million patent infringement award into a liquidating trust. The June 13, 1997 letter is filed as Exhibit 99.11 hereto.

         On June 17, 1997 Zapata sent another letter to Mr. Gustafson objecting to the payment of a break-up fee pursuant to the proposal made by HK Acquisitions Corporation. The June 17, 1997 letter is filed as Exhibit 99.12 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit Number                            Document Description
     --------------                            --------------------

          99.11 Letter from Zapata Corporation to Envirodyne Industries, Inc. dated June 13, 1997

          99.12 Letter from Zapata Corporation to Envirodyne Industries, Inc. dated June 17, 1997





                               Page 2 of 4 Pages

                 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 17, 1997.
                                        ZAPATA CORPORATION



                                        By: /S/ ROBERT A. GARDINER
                                           -----------------------------------
                                            Robert A. Gardiner
                                            Chief Financial Officer





                               Page 3 of 4 Pages

                                 EXHIBIT INDEX


      Exhibit Number               Document Description
      --------------               --------------------

           99.11 Letter from Zapata Corporation to Envirodyne Industries, Inc., dated June 13, 1997

           99.12 Letter from Zapata Corporation to Envirodyne Industries, Inc., dated June 17, 1997





                               Page 4 of 4 Pages